February 6, 2012

Ms. JoAnn M. Strasser
Thompson Hine LLP
41 South High Street
Suite 1700
Columbus, OH 43215-6101

RE: PSG Capital Management Trust
        333-179113; 811-22657

Dear Ms. Strasser:

        We have reviewed the registration statement on Form N-1A for PSG Capital Management Trust (the "Trust"), filed with the Securities and Exchange Commission on January 20, 2012, registering one series, PSG Tactical Growth Fund (the "Fund"). We have the following comments:

Prospectus

Fund Summary

1. Under the heading, "Principal Investment Strategies," the disclosure states that the Fund may invest in common stock and corporate bonds issued by foreign companies as well as foreign government bonds. If the Fund may invest, as a principal strategy, in securities issued in emerging markets, please state that in the strategies section and add the appropriate risk disclosure.

2. The last sentence in the Principal Investment Strategies section states, "The adviser buys and sells derivatives to manage risk when it believes market conditions are unfavorable." Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

3. In the section, "Principal Investment Risks," under the heading, "Limited History of Operations," please state that the portfolio manager, in addition to the adviser, has not previously managed a mutual fund, if appropriate.

4. Under the heading, "Investment Adviser Portfolio Manager," please include the month and the year in which the portfolio manager began service with the Fund.

Additional Information about Principal Investment Strategies and Related Risks

5. The disclosure under the heading, "Principal Investment Strategies," appears to be identical to the disclosure in the summary. According to Form N-1A, the disclosure pursuant to Item 4(a) should be a summary of the disclosure pursuant to Item 9(b). Please revise the disclosure, as appropriate.

6. Under the heading, "Principal Investment Risks," in explaining Inverse Risk the disclosure states, "[I]f an inverse Underlying Fund's current benchmark is 200% of the inverse of the S&P 500 Index and the Underlying Fund meets its objective, the value of the Underlying Fund will tend to increase on a daily basis when the value of the underlying index decreases (e.g., if the S&P 500 Index goes down 5% then the inverse Underlying Fund's value should go up 10%)." Please make clear that the reverse is also possible (e.g., if the S&P 500 Index goes up 5% then the inverse Underlying Fund's value should go down 10%). In addition, the last sentence in the paragraph under the heading, "Inverse Risk," states, "This form of leverage will *amply* Fund losses in rising markets." (Emphasis mine). Should the sentence state, "This form of leverage will *amplify* Fund losses in rising markets?" (Emphasis mine).

Management

7. Under the heading, "Investment Adviser Portfolio Manager," please briefly describe Mr. Giordani's experience as Director of Investments of Planning Solutions Group, LLC. In addition, in this section Jonathan Giordani is referred to as both "Mr. Giordani" and "Jon". Please be consistent.

STATEMENT OF ADDITIONAL INFORMATION

Short Sales

8. Under this heading the disclosure states, "The Fund does not intend to enter into short sales (other than short sales 'against the box') if immediately after such sales the aggregate of the value of all collateral plus the amount in such segregated account exceeds 50% of the value of the Fund's net assets." Entering into short

sales is not mentioned in the prospectus. Please verify that entering into short sales is not a principal investment strategy of the Fund.

Board Leadership Structure

9. If the Chairman of the Board of Trustees is an interested person, please state whether or not the Board of Trustees has appointed a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Board.

Investment Adviser

10. Under this heading, the disclosure states, "The Adviser has contractually agreed to *defer* fees and/or reimburse expenses." (Emphasis mine). The disclosure later states, "Each *deferral* or reimbursement by the Adviser is subject to repayment by the Fund." (Emphasis mine). Please change the above highlighted words to "waive" and "waiver," respectively. In addition, the disclosure in this section appears to be inconsistent with similar disclosure in the prospectus. For example, in the prospectus the cost of reorganizations is excluded from the expense limitation agreement; here, dividends on securities sold short is excluded from the expense limitation agreement. Please be consistent. Lastly, please file the waiver agreement as an exhibit on EDGAR.

GENERAL

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

13. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant

4